MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")

Suite 501, 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2 Date of Material Change

June 24, 2025

Item 3  News Release

A news release reporting the material change was disseminated on June 25, 2025 by the Company via the newswire services of Canada Newswire, a copy of which was subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On June 25, 2025, the Company announced:

a) entering into a credit agreement with Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility of US$40 million (the "Facility") with an accordion feature for an additional US$35 million of availability (the "Accordion Option"); and

b) fully repaying and retiring its existing C$50.0 million convertible loan facility (the "Convertible Facility") with Beedie Investments Ltd. ("Beedie").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Revolving Credit Facility

On June 24, 2025, the Company entered into a definitive credit agreement with BMO and NBF for the Facility (the "Facility Agreement").  This includes an Accordion Option which, subject to certain conditions, will increase the total commitments under the Facility to US$75 million. BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners.

The Facility will be available for general corporate purposes and to finance acquisitions and investments.

The Facility may be drawn in base rate advances ("Base Rate Advances") or term benchmark advances ("Term Benchmark Advances"). Base Rate Advances will bear interest at a rate equal to a base rate plus an applicable margin ranging from 1.50% to 2.50% per annum depending on the Company's net leverage ratio.  Term Benchmark Advances will bear interest at a rate equal to the sum of an adjusted term SOFR rate plus an applicable margin ranging from 2.50% to 3.50% per annum depending on the Company's net leverage ratio. The Facility also provides for a standby fee on the daily unadvanced portion, at a rate of 0.56% to 0.79% per annum depending on the Company's leverage ratio.

Each Advance shall be in an aggregate minimum amount of $1,000,000, and in a whole multiple of $100,000. In its notice requesting a Term Benchmark Advance, the Company shall select an interest period of one, three or six months to apply to such particular Term Benchmark Advance.

The Facility will have an initial term of 3 years (maturing on June 24, 2028), which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Under the Facility, the Company is required to meet certain financial covenants including a net leverage ratio, an interest coverage ratio, and minimum liquidity amount.

The Facility is secured on a first-priority basis, subject to permitted liens, on substantially all of the present and after-acquired personal property of the Company and its material subsidiaries.

The  Facility  contains  customary  terms  and  conditions  for  a  credit  facility  of  this  nature,  including  customary  representations and warranties, covenants, events of default and drawdown conditions (which include, among other things, accuracy of representations and warranties and no existing defaults).

On the closing of the Facility, the Company drew down US$13.1 million from the Facility, which was used to settle in its entirety the outstanding loan principal together with all accrued and unpaid interest and standby fees owed under the Convertible Facility.

This description of the Facility is only a summary of the material features of the Facility. This summary should be read in conjunction with, and is qualified in its entirety by reference to, the Facility Agreement, which is available on the Company's profile on SEDAR+ at www.sedarplus.ca.

Beedie Facility

Concurrently with closing of the Facility, the Company fully repaid and retired the Convertible Facility with Beedie. The final payments to Beedie included a repayment of the principal loan balance of C$16.4 million plus C$0.7 million in accrued interest and standby fees. In connection with the retirement of the Convertible Facility, certain assets secured by Beedie were released and there are no further amounts due to Beedie under the Convertible Facility.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

 Not applicable.

Item 8 Executive Officer

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Item 9 Date of Report

July 4, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of the expected benefits under the Facility including the Company's ability to pursue, and success in pursuing, external growth opportunities; use of proceeds from the Facility, as well as the potential for the Facility to unlock new acquisition opportunities; the applicable interest rate under the Facility; the ability of the Company to exercise the Accordion Option; the term and expected maturity of the Facility; developments in respect of the Company's portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company's interests.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that the Facility will not be advanced within the expected timeframe, the ability of the Company to carry out its growth plans; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.